UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 1, 2023

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On April 1, 2023, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of March 2023 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC(2)	$0	$0
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$0	$0
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$656.68	$0.066
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$649.34	$0.065
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	$855.34	$0.086
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC(3)	$0	$0
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$1,098.84	$0.11
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC	$0	$0
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$1,073.13	$0.107
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$735.87	$0.085
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC(2)	$0	$0
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$663.04	$0.066
Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC	$0	$0
Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC	$0	$0
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	$0	$0
Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC	$0	$0
Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC	$0	$0
Landa App 2 LLC - 7817 3rd Avenue South Birmingham Al LLC(2)	$0	$0
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	$0	$0
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC	$0	$0
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	$0	$0
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	$0	$0
Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC	$0	$0
Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC(2)	$0	$0
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC(4)	$0	$0
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	$0	$0
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	$0	$0
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	$0	$0
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	$0	$0
Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC(3)	$0	$0
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	$0	$0
Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC(3)	$0	$0
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	$0	$0
Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC	$0	$0
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	$0	$0

(1) Distributions by this Series were made based on the total Shares outstanding as of April 1, 2023.

(2) This Property is currently vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(3) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of March. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(4) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 8048 Old Plank Road (5)(6)	open	03/27/2023	-	0	0	0	58	191.47	8%
2.	Landa Series 137 Spring Valley Circle (5)	closed	12/03/2021	03/31/2023	10,000	68,203	1,470	191	37.27	8%
3.	Landa Series 2174 Scarbrough Road (5)	closed	12/03/2021	03/31/2023	10,000	66,954	1,550	135	36.82	8%
4.	Landa Series 3192 Lake Monroe Road (5)	closed	12/03/2021	04/19/2022	10,000	59,768.5	1,400	73	32.66	8%
5.	Landa Series 4085 Springvale Way (5)	closed	12/03/2021	08/25/2022	10,000	113,687	2,094.75	222	44.03	8%
6.	Landa Series 6716 Mopsy Lane (5)	open	03/27/2023	-	0	0	1,500	191	185.02	8%
7.	Landa Series 4126 Oriely Drive West (5)	open	03/27/2023	-	0	0	1,700	234	208.99	8%
8.	Landa Series 235 Celery Avenue North (5)(8)	open	03/27/2023	-	0	0	1,700	66	208.07	8%
9.	Landa Series 45 Robertford Drive (5)	closed	12/03/2021	04/19/2022	10,000	92,925	2,203.95	157	48.79	8%
10.	Landa Series 28 E Hammon Drive (5)	open	03/27/2023	-	0	0	1,600	58	194.24	8%
11.	Landa Series 303 Kellys Walk (5)	closed	12/03/2021	04/19/2022	10,000	105,377	1,837.5	35	43.63	8%
12.	Landa Series 153 Spring Valley Circle (5)	open	12/03/2021	-	9,863	84,139.28	1,675	187	35.88	8%
13.	Landa Series 580 Dorothy Street (5)(6)	open	03/27/2023	-	0	0	0	16	171.17	8%
14.	Landa Series 126 Wildwood Road (5)	closed	12/03/2021	08/11/2022	10,000	69,321	0	190	34.36	8%
15.	Landa Series 3029 Cedaridge Drive (5)	open	03/27/2023	-	0	0	2,300	363	322.41	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
16.	Landa Series 1120 9th Court (5)	open	03/27/2023	-	0	0	1,095	56	55.47	8%
17.	Landa Series 808 Home Trail (5)	open	03/27/2023	-	0	0	1,495	112	114.1	8%
18.	Landa Series 179 Poplar Springs Drive (5)	open	03/27/2023	-	0	0	950	19	59.49	8%
19.	Landa Series 4464 Willow Street (5)	open	03/27/2023	-	0	0	1,275	63	91.66	8%
20.	Landa Series 7817 3rd Avenue South (5)(6)	open	03/27/2023	-	0	0	0	59	50.24	8%
21.	Landa Series 301 Woodstream Drive (5)	open	03/27/2023	-	0	0	1,470	92	97.69	8%
22.	Landa Series 1434 Shirley Drive (5)	open	03/27/2023	-	0	0	1,800	192	188.7	8%
23.	Landa Series 8990 Doris Lane (5)	open	03/27/2023	-	0	0	1,300	85	115.76	8%
24.	Landa Series 1096 Vincent Drive (5)	open	03/27/2023	-	0	0	1,950	324	254.18	8%
25.	Landa Series 1713 Alfen Street (5)	open	03/27/2023	-	0	0	1,384	123	148.13	8%
26.	Landa Series 1744 Mountain Drive (5)	open	03/27/2023	-	0	0	955	28	65.62	8%
27.	Landa Series 6820 66th Street South (5)	open	03/27/2023	-	0	0	975	66	66.32	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
28.	Landa Series 650 Willow Bend Lane (5)(6)	open	03/27/2023	-	0	0	0	41	65.48		%
29.	Landa Series 113 Hughes Avenue (5)(7)	open	03/27/2023	-	0	0	1,775	244	254.18		%
30.	Landa Series 5844 Willow Crest Drive (5)	open	03/27/2023	-	0	0	1,450	64	89.65		%
31.	Landa Series 1625 W McFarland Avenue (5)	open	03/27/2023	-	0	0	1,500	114	100.51		%
32.	Landa Series 913 2nd Street (5)	open	03/27/2023	-	0	0	1,150	38	58.68		%
33.	Landa Series 200 15th Court Northwest (5)	open	03/27/2023	-	0	0	1,000	19	55.47		%
34.	Landa Series 503 8th Street South (5)(8)	open	03/27/2023	-	0	0	950	109	56.27		%
35.	Landa Series 503 East Robinson Street (5)	open	03/27/2023	-	0	0	1,100	41	62.3		%
36.	Landa Series 4037 Stone Drive (5)(8)	open	03/27/2023	-	0	0	1,275	98	80.4		%
37.	Landa Series 4601 Sylvaner Lane (5)	open	03/27/2023	-	0	0	1,895	86	123.83		%
38.	Landa Series 2150 Tishamingo Drive (5)	open	03/27/2023	-	0	0	1,200	113	63.51		%
39.	Landa Series 340 17th Avenue Northwest (5)	open	03/27/2023	-	0	0	1,250	52	63		%

(1)	All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Share

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5)	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6)	This Property is currently vacant. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(7)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(8)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of March.